1020791

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL


02032362

REGISTRANT'S NAME Eastmain Resources Inc.

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 4421   FISCAL YEAR 7-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1-22-02

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

INDEX

EASTMAIN RESOURCES INC.
BALANCE SHEETS

	July 31 2001	July 31 2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 588,379	$ 242,974
Marketable securities (Note 2)	226,203	402,193
Prepaid and sundry receivables	36,938	15,311
	851,520	660,478
CAPITAL ASSETS (Note 3)	4,605	21,608
MINING PROPERTIES (Note 4)	807,396	769,389
DEFERRED EXPLORATION EXPENDITURES (Note 5)	5,895,660	5,043,203
	$ 7,559,181	$ 6,494,678
LIABILITIES		
CURRENT		
Accounts payable	$ 148,437	$ 94,470
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	9,822,338	8,634,784
DEFICIT	(2,411,594)	(2,234,576)
	7,410,744	6,400,208
	$ 7,559,181	$ 6,494,678

APPROVED ON BEHALF OF THE BOARD:

____________________________(signed Donald J. Robinson)
Director

____________________________(signed Hugh R. Snyder)
Director

The attached notes form an integral part of these financial statements

AUDITORS' REPORT

To the Shareholders of
Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2001 and July 31, 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and July 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
September 27, 2001

(signed STERN & LOVRICS)
Chartered Accountants

EASTMAIN RESOURCES INC.
STATEMENTS OF LOSS AND DEFICIT

	12 Months July 31 2001	15 Months July 31 2000
REVENUE		
Interest and dividends	$ 57,053	$ 70,830
Management	22,745	35,884
	79,798	106,714
EXPENSES		
General and office administration	173,206	237,626
Loss on sale of investments	46,860	18,427
Professional fees	14,900	16,607
Writedown in investments	-	95,981
Abandoned mineral property	-	6,184
Amortization	21,850	8,049
	256,816	382,874
NET LOSS FOR YEAR	177,018	276,160
DEFICIT, beginning of year	2,234,576	1,958,416
DEFICIT, end of year	$ 2,411,594	$ 2,234,576
LOSS per common share (Note 6)	$ (0.009)	$ (0.016)

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF CASH FLOWS

	12 Months July 31 2001	15 Months July 31 2000
CASH PROVIDED BY (USED FOR) OPERATIONS		
Net loss for year	$ (177,018)	$ (276,160)
Non-cash items:		
- loss on sale of investments	46,860	18,427
- writedown in investments	-	95,981
- abandoned mineral property	-	6,184
- amortization	21,850	8,049
	(108,308)	(147,519)
Changes in non-cash working capital (Note 7)	32,340	(119,391)
	(75,968)	(266,910)
FINANCING ACTIVITIES		
Capital stock issued	1,207,400	520,000
Issue expense	(19,845)	(9,794)
	1,187,555	510,206
INVESTING ACTIVITIES		
Acquisition of capital assets	(4,847)	(2,826)
Acquisition of mining claims	(38,007)	(99,367)
Deferred exploration expenditures	(1,075,957)	(1,155,469)
Funding by joint venture partner	160,000	494,000
Government grants	63,500	100,160
Proceeds from sale of marketable securities	129,129	717,786
Purchase of marketable securities	-	(682,969)
	(766,182)	(628,685)
INCREASE (DECREASE) IN CASH	345,405	(385,389)
CASH AND CASH EQUIVALENTS, beginning of year	242,974	628,363
CASH AND CASH EQUIVALENTS, end of year	$ 588,379	$ 242,974

Supplementary information (Note 8)

The attached notes form an integral part of these financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

All costs of acquiring mineral properties are capitalized. Exploration and development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new ore bodies, or develop mine areas substantially in advance of production are capitalized.

If a mineral property or major exploration project is abandoned, or considered to have no immediate value, all costs related thereto are written off. Mineral property acquisition costs and deferred exploration and development costs relating to producing properties will be amortized using a unit-of-production method based on the estimated useful life of the mine.

b) Amortization

Amortization on the Company's capital assets is provided for at 30% per annum on a declining balance basis.

c) Future Operations

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short-term nature.

1. **SIGNIFICANT ACCOUNTING POLICIES** (contd.)

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

h) Year End Changes

In the prior year the Company changed its year end from April 30 to July 31. Accordingly, the comparative figures for the financial statements are represented by the fifteen months of operations for July 31, 2000.

i) Loss Per Share

Loss per share is calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted loss per share. The new standard has been applied on a retroactive basis.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock option warrants as if the events had occurred at the beginning of the year. For the years presented, this calculation proved to be anti-dilutive.

2. **MARKETABLE SECURITIES**

The marketable securities are recorded at the lower of cost and market value.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

3. CAPITAL ASSETS

The capital assets are recorded at cost and are comprised as follows:

	Cost	Accumulated Amortization	July 31 2001 Net Book Value	July 31 2000 Net Book Value
Computer equipment	$ 4,847	$ 242	$ 4,605	$ 14,818
Office and field equipment	-	-	-	6,790
	$ 4,847	$ 242	$ 4,605	$ 21,608

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2001	July 31 2000
Clearwater	$ 230,823	$ 230,823
Abitibi Extension	58,904	54,654
Railroad	23,122	23,066
Other	494,547	460,846
	$ 807,396	$ 769,389

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

	Balance July 31, 2000	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
a) Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi extension	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

		Balance April 30, 1999	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2000
b)	Clearwater	$ 1,142,253	$ 366,691	$ (44,891)	$ -	$ 1,464,053
	Abitibi extension	46,369	36,789	-	-	83,158
	Railroad	185,832	163,350	(40,000)	-	309,182
	Other	3,111,794	94,639	(15,269)	(4,354)	3,186,810
		$ 4,486,248	$ 661,469	$ (100,160)	$ (4,354)	$ 5,043,203

c) Projects subject to option and royalty agreements as at July 31, 2001:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112 hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project subject to a Net Smelter Return Royalty up to 2.5%, located near Timmins, Ontario. This 752 hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

5. DEFERRED EXPLORATION EXPENDITURES (contd.)

Clearwater Project

Eastmain holds a 50% interest in the 14,480 hectare Clearwater Project, located in Quebec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. Eastmain has the option to convert two-thirds of the Net Smelter Return Royalty in exchange for 500,000 Common Shares and 500,000 Share Purchase Warrants at $0.75 per share. Societe Quebecoise d' Exploration Miniere (SOQUEM) has earned the other 50% interest in the project by expending $2 million.

Lac Elmer Project

The Company holds a 50% interest in three exploration permits totalling 27,595 hectares, located within the Eastmain River area, Quebec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in Quebec, Ontario and New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro rata share of expenditures. Any party failing to contribute its pro rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

5. DEFERRED EXPLORATION EXPENDITURES (contd.)

Abitibi Extension Project

Quaterra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Quaterra common shares prior to April 30, 2003. Quaterra has contributed in excess of $650,000 towards its earn in and is currently in year two of the four year agreement. Eastmain shall be the project operator and entitled to a 10% management fee.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures over five years and issue 50,000 common shares to earn its interest. The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Billiton Metals Canada Inc. acquired an option to earn a 50% interest in this property by funding $1,500,000 in exploration expenditures prior to November, 2003. Eastmain shall be the project operator and entitled to a 10% management fee.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

6. CAPITAL STOCK

a) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

		Number of Shares	Amount
Authorized: Unlimited Common Shares			
Issued and outstanding	- April 30, 1999	16,326,184	$ 8,098,578
Issued during year	- conversion of stock options (cash)	80,000	20,000
	- private placement (cash) (net of $9,794 issue expenses)	1,428,570	490,206
Shares issued for mining properties		50,000	26,000
Issued and outstanding	- July 31, 2000	17,884,754	8,634,784
Issued during year			
	- private placement (cash) (b) (net of $14,046 issue expenses)	1,000,000	685,954
	- private placements (cash) (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding	- July 31, 2001	20,334,469	$ 9,822,338

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprises one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.80 per share, expiring November 2002.

c) Private Placement

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.45 per share, expiring June 2002.

The Company completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

6. **CAPITAL STOCK** (contd.)

d) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,000,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

At July 31, 2001 the following stock options were outstanding:

Number Of Options	Price Per Share	Expiry Date
395,000	.65	August, 2002
100,000	.25	March, 2003
50,000	.30	May, 2003
825,000	.36	February, 2005
100,000	.34	May, 2006
1,470,000		

e) As at July 31, 2001, incentive stock options and share purchase warrants outstanding are as follows:

Warrants	Price Per share	Expiry Date
500,000	$ 0.80	November, 2002
375,000	$ 0.45	June, 2002

f) Loss per share is computed using the weighted average number of Common Shares outstanding, amounting to 19,197,898 (2000 - 17,002,688).

7. **CHANGES IN NON-CASH WORKING CAPITAL**

The changes in non-cash working capital are comprised as follows:

	July 31 2001	July 31 2000
Prepaid and sundry receivables	$ (21,627)	$ (8,316)
Advances from joint venture partner	-	(135,845)
Accounts payable	53,967	24,770
	$ 32,340	$ (119,391)

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

8. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2001	2000
Cash	$ 114,654	$ 42,976
Short term investments	473,725	199,998
	$ 588,379	$ 242,974

	2001	2000
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

9. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2001	2000
Management wages to a director	$ 96,000	$ 128,000
Premises rent to a director	9,600	12,000
Geological and administrative fees to a private company controlled by the spouse of a director	100,592	136,899

10. INCOME TAXES

The Company estimates that $2,818,083 ($2,937,297 in 2000) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,200,060 carried forward for income tax purposes. These may be used until the year 2008 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2002	69,886
2003	90,786
2004	252,794
2005	196,369
2006	136,400
2007	149,518
2008	209,972

11. COMPARATIVE FIGURES

Certain July 31, 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for July 31, 2001.

12. SUBSEQUENT EVENT

In an agreement with Boliden Westmin (Canada) Limited dated October 31, 2001, The Company purchased the outstanding Net Smelter Royalty for the Reservoir and Clearwater Projects for a total consideration of $45,000.

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

EASTMAIN RESOURCES INC.
FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

INDEX

EASTMAIN RESOURCES INC.
BALANCE SHEETS

	July 31 2001	July 31 2000
ASSETS		
CURRENT		
Cash and cash equivalents	$ 588,379	$ 242,974
Marketable securities (Note 2)	226,203	402,193
Prepaid and sundry receivables	36,938	15,311
	851,520	660,478
CAPITAL ASSETS (Note 3)	4,605	21,608
MINING PROPERTIES (Note 4)	807,396	769,389
DEFERRED EXPLORATION EXPENDITURES (Note 5)	5,895,660	5,043,203
	$ 7,559,181	$ 6,494,678
LIABILITIES		
CURRENT		
Accounts payable	$ 148,437	$ 94,470
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 6)	9,822,338	8,634,784
DEFICIT	(2,411,594)	(2,234,576)
	7,410,744	6,400,208
	$ 7,559,181	$ 6,494,678

APPROVED ON BEHALF OF THE BOARD:

_______________________(signed Donald J. Robinson)
Director

_______________________(signed Hugh R. Snyder)
Director

The attached notes form an integral part of these financial statements

AUDITORS' REPORT

To the Shareholders of
Eastmain Resources Inc.

We have audited the balance sheets of Eastmain Resources Inc. as at July 31, 2001 and July 31, 2000 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2001 and July 31, 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario
September 27, 2001

(signed STERN & LOVRICS)
Chartered Accountants

EASTMAIN RESOURCES INC.
STATEMENTS OF LOSS AND DEFICIT

	12 Months July 31 2001	15 Months July 31 2000
REVENUE		
Interest and dividends	$ 57,053	$ 70,830
Management	22,745	35,884
	79,798	106,714
EXPENSES		
General and office administration	173,206	237,626
Loss on sale of investments	46,860	18,427
Professional fees	14,900	16,607
Writedown in investments	-	95,981
Abandoned mineral property	-	6,184
Amortization	21,850	8,049
	256,816	382,874
NET LOSS FOR YEAR	177,018	276,160
DEFICIT, beginning of year	2,234,576	1,958,416
DEFICIT, end of year	$ 2,411,594	$ 2,234,576
LOSS per common share (Note 6)	$ (0.009)	$ (0.016)

The attached notes form an integral part of these financial statements

EASTMAIN RESOURCES INC.
STATEMENTS OF CASH FLOWS

	12 Months July 31 2001	15 Months July 31 2000
CASH PROVIDED BY (USED FOR) OPERATIONS		
Net loss for year	$ (177,018)	$ (276,160)
Non-cash items:		
- loss on sale of investments	46,860	18,427
- writedown in investments	-	95,981
- abandoned mineral property	-	6,184
- amortization	21,850	8,049
	(108,308)	(147,519)
Changes in non-cash working capital (Note 7)	32,340	(119,391)
	(75,968)	(266,910)
FINANCING ACTIVITIES		
Capital stock issued	1,207,400	520,000
Issue expense	(19,845)	(9,794)
	1,187,555	510,206
INVESTING ACTIVITIES		
Acquisition of capital assets	(4,847)	(2,826)
Acquisition of mining claims	(38,007)	(99,367)
Deferred exploration expenditures	(1,075,957)	(1,155,469)
Funding by joint venture partner	160,000	494,000
Government grants	63,500	100,160
Proceeds from sale of marketable securities	129,129	717,786
Purchase of marketable securities	-	(682,969)
	(766,182)	(628,685)
INCREASE (DECREASE) IN CASH	345,405	(385,389)
CASH AND CASH EQUIVALENTS, beginning of year	242,974	628,363
CASH AND CASH EQUIVALENTS, end of year	$ 588,379	$ 242,974

Supplementary information (Note 8)

The attached notes form an integral part of these financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

a) Nature of Financial Statements

All costs of acquiring mineral properties are capitalized. Exploration and development costs incurred to bring a mining property into production, expand the capacity of an operating mine, develop new ore bodies, or develop mine areas substantially in advance of production are capitalized.

If a mineral property or major exploration project is abandoned, or considered to have no immediate value, all costs related thereto are written off. Mineral property acquisition costs and deferred exploration and development costs relating to producing properties will be amortized using a unit-of-production method based on the estimated useful life of the mine.

b) Amortization

Amortization on the Company's capital assets is provided for at 30% per annum on a declining balance basis.

c) Future Operations

The recoverability of the amounts comprising mineral properties and deferred exploration costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its exploration and development and upon future profitable production.

d) Joint Ventures

The Company conducts some of its exploration activities on a joint venture basis. These financial statements reflect only the expenditures made by the Company for its proportionate interest in such joint ventures.

e) Fair Market Value of Financial Instruments

The carrying value of cash and cash equivalents, prepaid and sundry receivables, marketable securities and accounts payable approximate fair value given their short-term nature.

1. SIGNIFICANT ACCOUNTING POLICIES (contd.)

f) Use of Estimates

Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented. Changes in estimates and assumptions will occur based on additional information and the occurrence of future events.

g) Flow-through Financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

h) Year End Changes

In the prior year the Company changed its year end from April 30 to July 31. Accordingly, the comparative figures for the financial statements are represented by the fifteen months of operations for July 31, 2000.

i) Loss Per Share

Loss per share is calculated and presented in accordance with the new recommendations of the Canadian Institute of Chartered Accountants whereby the treasury stock method is used to calculate diluted loss per share. The new standard has been applied on a retroactive basis.

Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock option warrants as if the events had occurred at the beginning of the year. For the years presented, this calculation proved to be anti-dilutive.

2. MARKETABLE SECURITIES

The marketable securities are recorded at the lower of cost and market value.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

3. CAPITAL ASSETS

The capital assets are recorded at cost and are comprised as follows:

	Cost	Accumulated Amortization	July 31 2001 Net Book Value	July 31 2000 Net Book Value
Computer equipment	$ 4,847	$ 242	$ 4,605	$ 14,818
Office and field equipment	-	-	-	6,790
	$ 4,847	$ 242	$ 4,605	$ 21,608

4. MINING PROPERTIES

The mining property claims are recorded at cost and consist of the following projects:

	July 31 2001	July 31 2000
Clearwater	$ 230,823	$ 230,823
Abitibi Extension	58,904	54,654
Railroad	23,122	23,066
Other	494,547	460,846
	$ 807,396	$ 769,389

5. DEFERRED EXPLORATION EXPENDITURES

Deferred exploration expenditures are recorded at cost and are comprised as follows:

	Balance July 31, 2000	(Net) Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2001
a) Clearwater	$ 1,464,053	$ 505,547	$ (37,500)	$ -	$ 1,932,100
Abitibi extension	83,158	27,806	-	-	110,964
Railroad	309,182	267,632	(26,000)	-	550,814
Other	3,186,810	114,972	-	-	3,301,782
	$ 5,043,203	$ 915,957	$ (63,500)	$ -	$ 5,895,660

5. **DEFERRED EXPLORATION EXPENDITURES** (contd.)

		Balance April 30, 1999	Expenditures	Government Grants	Abandoned Mineral Property	Balance July 31, 2000
b)	Clearwater	$ 1,142,253	$ 366,691	$ (44,891)	$ -	$ 1,464,053
	Abitibi extension	46,369	36,789	-	-	83,158
	Railroad	185,832	163,350	(40,000)	-	309,182
	Other	3,111,794	94,639	(15,269)	(4,354)	3,186,810
		$ 4,486,248	$ 661,469	$ (100,160)	$ (4,354)	$ 5,043,203

c) Projects subject to option and royalty agreements as at July 31, 2001:

Kidd Project

The Company holds an option to earn a 100% interest in the Butterworth claims, situated in Wark Township, Timmins, Ontario. The property is subject to a 10% Net Profits Interest Royalty, whereby Eastmain has the option to purchase one half of the royalty. The Company formed a 50/50 joint venture with Falconbridge Limited, which includes the Butterworth claims and adjacent claims owned by Falconbridge. Falconbridge must fund the next $150,000 in work expenditures to earn their 50% interest in this 112 hectare base metal project and the cost of the Butterworth option payments shall be divided equally among the joint venture partners. The owners of the Butterworth claims have accepted notice that further option payments will be suspended until market conditions improve.

Akweskwa Project

The Company has acquired the Akweskwa Project subject to a Net Smelter Return Royalty up to 2.5%, located near Timmins, Ontario. This 752 hectare property includes 9 patented claims optioned from Falconbridge Limited, 7 mining claims optioned from Hanson, 11 mining claims optioned from Bradbrook and 20 mining claims staked by the Company. Eastmain has earned a 50% interest in the Falconbridge claims and a 100% interest in the Bradbrook claims.

The owners of the Hanson claims have accepted notice that further option payments will be suspended until market conditions improve.

5. DEFERRED EXPLORATION EXPENDITURES (contd.)

Clearwater Project

Eastmain holds a 50% interest in the 14,480 hectare Clearwater Project, located in Quebec. Over the years, Eastmain has issued 200,000 Common Shares valued at $144,000 for this 50% interest. Eastmain has the option to convert two-thirds of the Net Smelter Return Royalty in exchange for 500,000 Common Shares and 500,000 Share Purchase Warrants at $0.75 per share. Societe Quebecoise d' Exploration Miniere (SOQUEM) has earned the other 50% interest in the project by expending $2 million.

Lac Elmer Project

The Company holds a 50% interest in three exploration permits totalling 27,595 hectares, located within the Eastmain River area, Quebec, in joint venture with Barrick Gold Corporation. Barrick previously earned a 50% interest in the Lac Elmer Project by funding $1 million in work expenditures.

BHP Agreement (includes Railroad and Abitibi Extension Projects)

The Company's 100% interest in lands formerly under BHP Minerals Canada Ltd.'s control or ownership in Quebec, Ontario and New Brunswick is subject to a 3% Net Smelter Return Royalty. Eastmain has the option to purchase one percent of the Net Smelter Return Royalty for $1 million.

Eastmain and BHP Minerals amended their agreement on March 26, 1999, whereby the Abitibi Extension Project shall be subject to a 2% Net Smelter Return Royalty in favour of BHP. Eastmain has the option to purchase one-half of the royalty for $1 million.

Rocky Lake - Otter Brook Project

The Company granted McBroom Resources Inc. an option to earn a 25% interest in the Rocky Lake - Otter Brook Project, located within the Bathurst Mining District, New Brunswick. McBroom earned its interest in the property by funding $200,000 in work. Any further work shall be funded on a pro rata share of expenditures. Any party failing to contribute its pro rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

5. DEFERRED EXPLORATION EXPENDITURES (contd.)

Abitibi Extension Project

Quaterra Resources Inc. acquired an option to earn a 50% interest in the Abitibi Extension Project in exchange for $1,530,000 in exploration expenditures and 300,000 Quaterra common shares prior to April 30, 2003. Quaterra has contributed in excess of $650,000 towards its earn in and is currently in year two of the four year agreement. Eastmain shall be the project operator and entitled to a 10% management fee.

Tingley Brook Project

Eastmain granted Bubbee Ventures Inc. an option to earn a 25% interest in the Tingley Brook Project, located within the Bathurst Mining District, New Brunswick. Bubbee earned its interest in the property by funding $150,000 in work. Any further work shall be funded on a pro-rata share of expenditures. Any party failing to contribute its pro-rata share of future expenditures shall have its interest converted to 10% net profits interest if its interest is diluted below 10%.

Stratabound Agreement

Eastmain acquired an option to earn a 50% interest in 394 claims owned by Stratabound Minerals Corporation, located within the Bathurst Mining District, New Brunswick. Eastmain must incur $1,500,000 in work expenditures over five years and issue 50,000 common shares to earn its interest. The Company has the option to earn an additional 10% interest in the property for an additional $50,000 cash and $1,000,000 in exploration expenditures. Eastmain also has the right to contract mine the CNE zinc-lead-silver deposit, located on Mining Lease 251, and split equally any profits with Stratabound.

Railroad

Billiton Metals Canada Inc. acquired an option to earn a 50% interest in this property by funding $1,500,000 in exploration expenditures prior to November, 2003. Eastmain shall be the project operator and entitled to a 10% management fee.

6. CAPITAL STOCK

a) The following table sets forth the changes in issued and outstanding Common Shares of the Company:

		Number of Shares	Amount
Authorized: Unlimited Common Shares			
Issued and outstanding	- April 30, 1999	16,326,184	$ 8,098,578
Issued during year	- conversion of stock options (cash)	80,000	20,000
	- private placement (cash) (net of $9,794 issue expenses)	1,428,570	490,206
Shares issued for mining properties		50,000	26,000
Issued and outstanding	- July 31, 2000	17,884,754	8,634,784
Issued during year			
	- private placement (cash) (b) (net of $14,046 issue expenses)	1,000,000	685,954
	- private placements (cash) (c) (net of $5,800 issue expenses)	1,449,715	501,600
Issued and outstanding	- July 31, 2001	20,334,469	$ 9,822,338

b) Private Placement

In November 2000, the Company completed a private placement of 1,000,000 common share units at $0.70 per unit for an aggregate subscription price of $700,000. Each unit comprises one common share and one half of one share purchase warrant. Each warrant is exercisable into common shares at a price of $0.80 per share, expiring November 2002.

c) Private Placement

In December 2000, the Company completed a private placement of 750,000 common share units at $0.35 per unit for an aggregate subscription price of $262,500. Each unit comprises one common share and one half of one common share purchase warrant. Each warrant is exercisable into common shares at a price of $0.45 per share, expiring June 2002.

The Company completed an additional private placement of 699,715 common shares at $0.35 per common share for an aggregate subscription price of $244,900.

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

6. **CAPITAL STOCK** (contd.)

d) The Company has a stock option plan available to directors, officers, employees and other service providers of the Company. A maximum of 2,000,000 Common Shares may be issued under the Plan from time to time at prices not less than the market price of the Common Shares at the date of the grant. The number of Common Shares reserved for issuance to any one person may not exceed 5% of the issued and outstanding Common Shares at the date of such grant.

At July 31, 2001 the following stock options were outstanding:

Number Of Options	Price Per Share	Expiry Date
395,000	.65	August, 2002
100,000	.25	March, 2003
50,000	.30	May, 2003
825,000	.36	February, 2005
100,000	.34	May, 2006
1,470,000		

e) As at July 31, 2001, incentive stock options and share purchase warrants outstanding are as follows:

Warrants	Price Per share	Expiry Date
500,000	$ 0.80	November, 2002
375,000	$ 0.45	June, 2002

f) Loss per share is computed using the weighted average number of Common Shares outstanding, amounting to 19,197,898 (2000 - 17,002,688).

7. **CHANGES IN NON-CASH WORKING CAPITAL**

The changes in non-cash working capital are comprised as follows:

	July 31 2001	July 31 2000
Prepaid and sundry receivables	$ (21,627)	$ (8,316)
Advances from joint venture partner	-	(135,845)
Accounts payable	53,967	24,770
	$ 32,340	$ (119,391)

EASTMAIN RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND JULY 31, 2000

8. SUPPLEMENTARY INFORMATION

Cash and cash equivalents are comprised as follows:

	2001	2000
Cash	$ 114,654	$ 42,976
Short term investments	473,725	199,998
	$ 588,379	$ 242,974

	2001	2000
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -

9. RELATED PARTY TRANSACTIONS

Transactions with related parties not disclosed elsewhere in these financial statements are as follows:

	2001	2000
Management wages to a director	$ 96,000	$ 128,000
Premises rent to a director	9,600	12,000
Geological and administrative fees to a private company controlled by the spouse of a director	100,592	136,899

10. INCOME TAXES

The Company estimates that $2,818,083 ($2,937,297 in 2000) of various classes of exploration expenses can be applied against taxable income in subsequent taxation years.

In addition, the Company has remaining losses of approximately $1,200,060 carried forward for income tax purposes. These may be used until the year 2008 to reduce income which would otherwise have been taxed. No provision has been recorded in these financial statements for this possible tax benefit. These losses expire as follows:

2002	69,886
2003	90,786
2004	252,794
2005	196,369
2006	136,400
2007	149,518
2008	209,972

11. COMPARATIVE FIGURES

Certain July 31, 2000 comparative figures have been reclassified to conform with the financial statement presentation adopted for July 31, 2001.

12. SUBSEQUENT EVENT

In an agreement with Boliden Westmin (Canada) Limited dated October 31, 2001, The Company purchased the outstanding Net Smelter Royalty for the Reservoir and Clearwater Projects for a total consideration of $45,000.